SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-1

                              Tender Offer Statement

                                   Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                                   Schedule 13D

                                (Amendment No. 2)
                                 _______________

                                   Conrail Inc.
                            (Name of Subject Company)

                                 CSX Corporation
                             Green Acquisition Corp.
                                    (Bidders)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                   208368 10 0
                      (CUSIP Number of Class of Securities)

                         Series A ESOP Convertible Junior
                        Preferred Stock, Without Par Value
                          (Title of Class of Securities)

                                  Not Available
                      (CUSIP Number of Class of Securities)

                                   Mark G. Aron
                                 CSX Corporation
                                 One James Center
                               901 East Cary Street
                          Richmond, Virginia  23219-4031
                            Telephone:  (804) 782-1400
          (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                 With a copy to:

                                 Pamela S. Seymon
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                            Telephone:  (212) 403-1000

                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on October 16, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corpo-ration and a wholly owned subsidiary of CSX Corporation, a Vir-ginia corporation ("Parent"), to purchase an aggregate of 17,860,124 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the as-sociated Common Stock Purchase Rights, upon the terms and sub-ject to the conditions set forth in the Offer to Purchase, dated October 16, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amend-ments or supplements thereto, constitute the "Offer") at a pur-chase price of $92.50 per Share, net to the tendering share-holder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         Item 10.  Additional Information.

                   (e) Section 16 of the Offer to Purchase is hereby amended and supplemented by adding the following text at the end thereof:

                        Norfolk Southern Litigation.  On October 23,
                   1996, Norfolk Southern Corporation ("NSC") filed a Complaint for Declaratory and Injunctive Relief in the United States District Court for the Eastern Dis-trict of Pennsylvania, naming the Company, Parent and certain others as defendants, alleging, among other things, violations of fiduciary duty, of the Com-pany's Articles of Incorporation and By-Laws, of the Pennsylvania Law and of disclosure provisions of the federal securities laws, relating to tender offers and proxy solicitations, and requesting preliminary and permanent injunctive and declaratory relief in-cluding, without limitation, an injunction from com-mencing or continuing a tender offer (such as the Offer) for Company securities, seeking approval of the Articles Amendment or taking steps to make the Articles Amendment effective, taking any action to redeem the Rights or render the Rights inapplicable to any offer with respect to the Company by Parent without, at the same time, rendering the Rights inap-plicable with respect to NSC's proposed tender offer with respect to the Company, taking any action to enforce certain provisions of the Merger Agreement, failing to take action to exempt NSC's proposal to acquire the Company from certain







                   provisions of the Pennsylvania Law and holding the Pennsylvania Special Meeting. On October 24, 1996, a hearing was scheduled for November 12, 1996 on the preliminary injunction being sought by NSC to enjoin, among other things, the Pennsylvania Special Meeting and consummation of the Offer.

                             Among other things, the NSC complaint al-
                   leges, in pertinent part, that (capitalized terms used and not defined in the following quoted para-graphs shall have the meanings assigned such terms in the above-described complaint):

                   "48. Conrail's Preliminary Proxy Statement contains the following misrepresentations of fact:

                             (a)  Conrail states that "certain provi-
                   sions of Pennsylvania law effectively preclude...CSX from purchasing 20% or more" of Conrail's shares in the CSX Offer "or in any other manner (except the [CSX] Merger." This statement is false. The provi-sions of Pennsylvania law to which Conrail is refer-ring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "ef-fectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is un-able or unwilling to pay a fair price in cash for 100% of Conrail's stock.

                             (b)  Conrail states that its "Board of Di-
                   rectors believes that Conrail shareholders should have the opportunity to receive cash in the nearterm for 40% of [Conrail's] shares," and that "[t]he Board of Directors believes it is in the best interests of shareholders that they have the opportunity to re-ceive cash for 40% of their shares in the near term." These statements are false. First of all, the Con-rail Board believes that Conrail shareholders should have the opportunity to receive cash in the near-term for 40% of Conrail's shares only if such transaction will swiftly deliver effective control of Conrail to CSX. Second, the Conrail Board of Directors does not believe that such swift transfer of control to CSX is in the best interests of Conrail shareholders;









                   rather, the Conrail Board of Directors believes that swift transfer of effective control over Conrail to CSX through the CSX Offer will lock-up the CSX Trans-action and preclude Conrail shareholders from any opportunity to receive the highest reasonably avail-able price in a sale of control of Conrail.

                   49. CSX's Schedule 14D-1 contains the following mis-representations of fact:

                             (a) CSX states that the "purpose of the
                   [CSX] Offer is for [CSX] . . . to acquire a signifi-cant equity interest in [Conrail] as the first step in a business combination of [CSX] and [Conrail]." This statement is false. The purpose of the CSX Of-fer is to swiftly transfer effective control over Conrail to CSX in order to lock up the CSX Transac-tion and foreclose the acquisition of Conrail by any competing higher bidder.

                             (b) CSX states that "the Pennsylvania Con-
                   trol Transaction Law effectively precludes [CSX, through its acquisition subsidiary] from purchasing 20% or more of Conrail's shares pursuant to the [CSX] Offer." This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "effectively pre-clude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

                   50. Conrail's Schedule 14D-9 states that "the [CSX Transaction]...is being structured as a true merger-of-equals transaction." This statement is false.
                   The CSX Transaction is being structured as a rapid, locked-up sale of control of Conrail to CSX involving a significant, albeit inadequate, control premium.

                   51. Each of the Conrail Preliminary Proxy Statement, the CSX Schedule 14D-1, and the Conrail Schedule 14D-9 omit to disclose the following material facts, the










                   disclosure of which are necessary to make the state-ments made in such documents not misleading:

                             (a) That both Conrail (and its senior man-
                   agement) and CSX (and its senior management) knew (i) that NS was keenly interested in acquiring Conrail,
                   (ii) that NS has the financial capacity and resources to pay a higher price for Conrail than CSX could, and
                   (iii) that a financially superior competing bid for Conrail by NS was inevitable.

                             (b) That Conrail management led NS to be-
                   lieve that if and when the Conrail Board determined to sell Conrail, it would do so through a process in which NS would be given the opportunity to bid, and that in the several weeks prior to the announcement of the CSX Transaction, defendant LeVan on two occa-sions prevented Mr. Goode from presenting an acquisi-tion proposal to Conrail by stating to him that mak-ing such a proposal would be unnecessary and that Mr. LeVan would contact Mr. Goode concerning NS's inter-est in acquiring Conrail following (i) the Conrail Board's strategic planning meeting scheduled for Sep-tember 1996 and (ii) a meeting of the Conrail Board purportedly scheduled for October 16, 1996.

                             (c) That in September of 1994, NS had pro-
                   posed a stock-for-stock acquisition of Conrail at an exchange ratio of 1.1 shares of NS stock for each share of Conrail stock, which ratio, if applied to the price of NS stock on the day before announcement of the CSX Transaction, October 14, 1996, implied a bid by NS worth over $101 per Conrail share.

                             (d) That the CSX Transaction was structured
                   to swiftly transfer effective, if not absolute voting control over Conrail to CSX, and to prevent any other bidders from acquiring Conrail for a higher price.

                             (e) That although Conrail obtained opinions
                   from Morgan Stanley and Lazard Freres that the con-sideration to be received by Conrail stockholders in the CSX Transaction was "fair" to such shareholders from a financial point of view, Conrail's Board did not ask its investment bankers whether the CSX Trans-action consideration was adequate, from a financial point of view, in the context of a sale of control of Conrail such as the CSX Transaction.











                             (f) That although in arriving at their
                   "fairness" opinions, both Morgan Stanley and Lazard Freres purport to have considered the level of con-sideration paid in comparable transactions, both in-vestment bankers failed to consider the most closely comparable transaction -- NS's September 1994 merger proposal, which as noted above, would imply a price per Conrail share in excess of $101.

                             (g) That, if asked to do so, Conrail's in-
                   vestment bankers would be unable to opine in good faith that the consideration offered in the CSX Transaction is adequate to Conrail's shareholders from a financial point of view.

                             (h) That Conrail's Board failed to seek a
                   fairness opinion from its investment bankers concern-ing the $300 million break-up fee included in the CSX Transaction.

                             (i) That Conrail's Board failed to seek a
                   fairness opinion from its investment bankers concern-ing the Stock Option Agreement granted by Conrail to CSX in connection with the CSX Transaction.

                             (j) That the Stock Option Agreement is
                   structured so as to impose increasingly severe dilu-tion costs on a competing bidder for control of Con-rail for progressively higher acquisition bids.

                             (k) That the Conrail Board intends to with-
                   hold the filing of the Charter Amendment following its approval by Conrail's stockholders if the ef-fectiveness of such amendment would facilitate any bid for Conrail other than the CSX Transaction.

                             (l) That the Charter Amendment and/or its
                   submission to a vote of the Conrail shareholders is illegal and ultra vires under Pennsylvania law.

                             (m) That the Conrail Board's discriminatory
                   (i) use of the Charter Amendment, (ii) amendment of the Conrail Poison Pill and (iii) action exempting the CSX Transaction from Pennsylvania's Business Com-bination Statute, all to facilitate the CSX Transac-tion and to preclude competing financially superior offers for control of Conrail, constitute a breach of the defendant directors' fiduciary duty of loyalty.











                             (n) That Conrail's Board failed to conduct
                   a reasonable, good faith investigation of all reason-ably available material information prior to approv-ing the CSX transaction and related agreements, in-cluding the lock-up Stock Option Agreement.

                             (o)  That in recommending that Conrail's
                   shareholders tender their shares to CSX in the CSX Offer, Conrail's Board did not conclude that doing so would be in the best interests of Conrail's share-holders.

                             (p) That in recommending that Conrail's
                   shareholders approve the Charter Amendment, the Con-rail Board did not conclude that doing so would be in the best interests of Conrail's shareholders.

                             (q) That in recommending that Conrail
                   shareholders tender their shares to CSX in the CSX Offer, primary weight was given by the Conrail Board to interests of persons and/or groups other than Conrail's shareholders.

                             (r) That in recommending that Conrail
                   shareholders tender their shares to CSX in the CSX Offer, primary weight was given to the personal in-terests of defendant LeVan in increasing his compen-sation and succeeding Mr. Snow as Chairman and Chief Executive Officer of the combined CSX/Conrail com-pany.

                             (s) That the Continuing Director Require-
                   ment in Conrail's Poison Pill (described below in paragraphs 54 through 60, adopted by Conrail's board in September 1995 and publicly disclosed at that time, is illegal and ultra vires under Pennsylvania law and therefore is void and unenforceable."

                   A copy of the above-described complaint is attached hereto as Exhibit (c)(5), and the foregoing summary description is qualified in its entirety by reference to such exhibit.

                   (f) On October 23, 1996, NSC announced its intention to commence a tender offer for the Shares, and Parent issued a press release with respect thereto.

                   A copy of the press release is attached hereto as Exhibit (a)(10), and the foregoing summary description is qual-ified in its entirety by reference to such exhibit.










         Item 11.  Material to be Filed as Exhibits.

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement, dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.*

         (a)(10)   --   Text of Press Release issued by Parent on Octo-
                        ber 23, 1996.

         (b)(1)    --   Commitment Letter, dated October 21, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*


         _____________________
         *  Previously filed.










         (c)(5)    --   Complaint in Norfolk Southern Corporation, et
                        al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 23, 1996.






















































                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By:/s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title: Executive Vice President-
                                              Law and Public Affairs


         Dated:  October 25, 1996





                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By:/s/ MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title:  General Counsel
                                                  and Secretary


         Dated:  October 25, 1996





                                  EXHIBIT INDEX


         Exhibit
           No.          Description

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.*

         (a)(10)   --   Text of Press Release issued by Parent on Octo-
                        ber 23, 1996.

         (b)(1)    --   Commitment Letter, dated October 21, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*


         _____________________
         *  Previously filed.





         (c)(5)    --   Complaint in Norfolk Southern Corporation, et
                        al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 23, 1996.





















































                                       -2-